GODFREY & KAHN, S.C.
Attorneys At Law
780 North Water Street
Milwaukee, Wisconsin 53202
Telephone: (414) 273-3500
Fax: (414) 273-5198

May 25, 2005

VIA EDGAR

Mr. Perry Hindin
Division of Corporate Finance
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Renaissance Learning, Inc.
Registration Statement on Form S-4/A3 (“Amendment No. 3”)
File No. 333-122993

Dear Mr. Hindin:

     This letter is in response to our conversation on May 24, 2005, regarding the above-referenced Registration Statement of Renaissance Learning, Inc. (“Renaissance”). You indicated that the Division had no additional comments following its review of the Registration Statement on Form S-4/A2 filed by Renaissance on May 3, 2005 (“Amendment No. 2”). However, concurrent with the filing of Amendment No. 3, you have asked us to provide you with this letter detailing those items set forth in Amendment No. 3 that have been revised.

     Renaissance understands that: (1) it is responsible for the adequacy and accuracy of the disclosure made in its filings, (2) the staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and (3) Renaissance may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Set forth below is a summary of the items set forth in Amendment No. 3 that have been revised:

•	the table of contents and internal page number references;

•	the selected historical consolidated financial data and unaudited pro forma combined financial information of Renaissance, to incorporate the results for the quarter ended March 31, 2005 and to reflect Renaissance’s sale of Generation21 Learning Systems, LLC (“Generation21”), a Wisconsin limited liability company and a wholly owned

Mr. Perry Hindin
U.S. Securities and Exchange Commission
May 25, 2005

subsidiary of Renaissance, on February 28, 2005 and to classify Generation21 as a discontinued operation. Please be advised that Renaissance filed a Current Report on Form 8-K dated May 20, 2005 to update certain portions of its Annual Report on Form 10-K for the year ended December 31, 2004 to reflect the sale of Generation21, which report is incorporated by reference in Amendment No. 3;

•	the comparative historical and unaudited pro forma per share information, to incorporate the results for the quarter ended March 31, 2005;

•	the selected historical consolidated financial data of AlphaSmart, Inc. (“AlphaSmart”), the risks relating to AlphaSmart’s business, AlphaSmart management’s discussion and analysis of financial condition and results of operations and AlphaSmart’s consolidated financial statements, to incorporate the results for the quarter ended March 31, 2005;

•	the date for the special meeting of AlphaSmart stockholders, the record date for the special meeting of AlphaSmart stockholders, the anticipated mailing date of the proxy statement/prospectus, the deadline for the submission of AlphaSmart stockholder proposals, if applicable, and the date by which AlphaSmart stockholders must request documents from Renaissance that have been incorporated by reference;

•	the comparative market price information through May 24, 2005;

•	the name of the individual to whom AlphaSmart stockholders’ written notice of proxy revocation and written demand for appraisal rights should be directed;

•	the outstanding share information for Renaissance and AlphaSmart set forth in the “Authorized Capital Stock” subsection of the “Comparative Rights of Stockholders” section;

•	the table detailing the documents that have been incorporated by reference for Renaissance through May 24, 2005; and

•	the exhibit index.

     In addition, consents were filed on behalf of Deloitte & Touche LLP and PricewaterhouseCoopers LLP as Exhibit 23.1 and Exhibit 23.2, respectively.

Mr. Perry Hindin
U.S. Securities and Exchange Commission
May 25, 2005

     If you have any questions regarding these updated items, or if I can be of any further assistance, please do not hesitate to call me at (414) 287-9258.

Very truly yours, GODFREY & KAHN, S.C.
/s/ Dennis F. Connolly

Dennis F. Connolly

cc: Steven A. Schmidt